China VoIP & Digital Telecom, Inc.

11th Floor Tower B1, Yike Industrial Base, Shunhua Rd,

High-tech Industrial Development Zone, Jinan, China 250101

July 11, 2008

VIA TELEFAX (202)772-9210

Ms. Katherine Wray

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20249

Re:

China VoIP & Digital Telecom, Inc.

Amendment No. 2 to Registration Statement on Form S-1 Filed May 20, 2008

File No. 333-149023

Form 10-KSB/A for Year Ended December 31, 2006 Filed May 27, 2008

File No 333-131017

Form 10-KSB/A for Year Ended December 31, 2007 Filed May 27, 2008

File No. 333-131017

Dear Ms. Wray:

We are in receipt of your comment letter dated June 13, 2008 regarding the above referenced filing.  On July 11, 2008, we filed our Amendment No. 3 to Registration Statement on Form S-1 that addresses all of your comments.  Accordingly, below is a short form response to your comments.  Additionally, we have forwarded two courtesy copies of the S-1/A that shows the redline changes that were made to the Amendment No. 2 to Registration Statement filed on May 20, 2008 with the SEC on the EDGAR system.  The courtesy copies are the same document that was filed with the SEC on July 11, 2008.

Amendment No. 2 to Registration Statement on Form S-1

General

1.     We re-issue prior comment 3. This transaction appears to be an indirect primary offering of equity securities by or on behalf of China VoIP. Because you do not qualify to conduct a primary offering "at the market" under Rule 415(a)(4) of Regulation C, please revise the terms of your offering so that it is within paragraph (a)(1)(i) of Rule 415. Alternatively, revise to name the selling shareholder as an underwriter, provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering., and confirm that resales will be made on a prompt and continuous basis. It is not sufficient to state that the selling stockholder "may be deemed" to be an underwriter within the meaning of the Securities Act. In addition, the language stating that sales may be at market or negotiated prices in addition to at a fixed price is not acceptable. If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(aX1)(i).

ANSWER: Pursuant to Rule 415 and the SEC guidance, we have significantly reduced the number of shares being registered in this Registration Statement to 12,509,000.  Please note, that this number of shares is less than one-third of the total number of non-affiliate shares.

Registration Fee Table

2.

The courtesy marked copy of the amended registration statement provided by counsel under cover letter dated May 20, 2008, indicates that you are increasing to 4,545,486 the number of shares you seek to register which are issuable as interest on the convertible notes. However, this increase does not appear in the fee table in the version you filed on EDGAR on May 20, 2008, which indicates that you seek to register 4,543,308 shares issuable as interest. Please advise regarding this inconsistency. Note in this regard that the number of shares listed in your fee table should correspond to the number of shares listed as being offered in your selling shareholder table and elsewhere in your prospectus. In addition, in the future, please ensure that courtesy copies that you provide are identical to the version filed on EDGAR.

ANSWER:  We apologize for any inconsistency and have revised the Registration Statement. We are registering: (i) 3,488,835 shares, which represent interest payments on our convertible note, (ii) 8,885,730 shares, which represent 100% of the Series A Warrants, (iii) 134,435 shares, which represent 2.1% of the shares underlying the Series B Warrants. Please note that we are not increasing the number of shares we seek to register.  The corrections have been made and are consistent throughout the document.

Fees and Payments Associated with the Transaction. page 9

3.

We note that, in response to our prior comment 10, you have revised footnote 5 to the table on page 9 to state that $400,000 represents the "maximum liquidated damages the Company would pay assuming this registration statement is not deemed effective 120 days after the issuance of the Senior Secured Convertible Note." As previously requested, please tell us the source of the limitation on liquidated damages you reference, or revise your filing to clarify, if accurate, that there is no contractual limitation on the liquidated damages payable by the company under the convertible note transaction documents. While we will not object to inclusion in your filing of a reasonable estimate of potential liquidated damages payable by the company, if such damages may exceed the estimate provided, this possibility should be made clear to investors. Revise your filing accordingly.

ANSWER:  In the Fees and Payments Associated with the Transaction section, we disclose that we believe that the liquidated damages are capped at $400,000 because we will not accrue further damages as soon as the shares being registered in this Offering are available for resale under Rule 144.  The holding period for non-affiliates of reporting companies is six-months.  The shares were issued to the Selling Security holders on December 21, 2007 and therefore the six-month period holding period expires on June 21, 2008.  Liquidated damages did not start to accrue until 90 days following the Closing of the financing and the damages are 2% of the aggregate subscription amount or $100,000 per month.  Accordingly, the liquidated damages are capped at $400,000.  We do, however, provide a disclosure that this is our interpretation of the Registration Rights Agreement and the Investor may have a different interpretation which would subject us to an unlimited amount of liquidated damages in the event we fail to get the Registration Statement effective.

Management's Discussion and Analysis or Plan of Operation, page 27

4.

Please update your Management's Discussion and Analysis, including your Results of Operations disclosure, to address the periods covered by the financial statements included in your filing. In this regard, we note that you have added to the filing financial statements for the quarter ended March 31, 2008, but this period does not appear to be addressed by your Management's Discussion and Analysis.

ANSWER:  We have updated our Management’s Discussion and Analysis, to include Results of Operations and Liquidity and Capital Resources for the quarter ended March 31, 2008 and fiscal year ended December 31, 2006, to reflect the financial statements for the same periods.

Controls and Procedures, page 37

5.

The disclosure provided in this section is not required by Form S-1. Please remove this section from your registration statement, or explain to us why you believe it should be included. Note that we may have further comments on the substance of this disclosure in the event that it appears in the next amendment of your registration statement.

ANSWER:  We have removed the Control and Procedures section the S-1 hereto since this section is not required by Form S-1.

Exhibits 10.11 and 10.12

6.

We note that you have filed as exhibits to your registration statement the management agreements with Messrs. Kunwu and Qinghua. As these agreements are in a foreign language, they should be accompanied by an English translation. See Securities Act Rule 403(c). Please note that this comment applies also to the agreements filed as Exhibits 10.2 and 10.3 to your Forms 10-KSB/A for fiscal 2006 and 2007.

ANSWER:  We have updated Exhibit 10.11 and 10.12 to include the English translation of the employment agreements with Mr. Li Kunwu and Mr. Wang Qinghua as well as the actual employment agreements in Chinese.

Form 10-KSB/A for Year Ended December 31, 2007

Executive Compensation

7.

We refer to prior comment 15. The executive compensation disclosure in your amended Form 10KSE for fiscal 2007 still does not conform to the requirements of Item 402 of Regulation S-K. In particular, your summary compensation table is not in the format called for by Item 402(n). Please revise the table accordingly.

ANSWER:  This has been addressed in the 10-KSB/A and we have checked to make sure that the Executive Compensation disclosure in the S-1/A is adequate.

Finally, we acknowledge the following:

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the company is responsible for the adequacy and accuracy of the disclosure in the filings;

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staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA VOIP & DIGITAL TELECOM, INC.

By:	/s/ Li Kunwu
Li Kunwu
President and Chief Executive Officer